                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549





                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)1


                                NS&L Bancorp, Inc.
       ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
      ------------------------------------------------------------------
                        (Title of Class of Securities)


                                 62937R 10 8
             ----------------------------------------------------
                                (CUSIP Number)

                                December 31, 2000
                 --------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------  ------------------------ ---------------------------
CUSIP NO. 62937R 10 8                13G/A              Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

----    ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Neosho Savings and Loan Association, F.A.
        Employee Stock Ownership Plan

----    ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) |X|
                                                        (b) |_|

----    ------------------------------------------------------------------------
3       SEC USE ONLY


----    ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Missouri

----------------   -----  ------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   38,545
    BENEFICIALLY
      OWNED BY     -----  ------------------------------------------------------
        EACH         6    SHARED VOTING POWER
     REPORTING                  43,674
       PERSON
        WITH       -----  ------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
                                82,219

                   -----  ------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                                -0-

----    ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              82,219

----    ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----    ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               12.4%.


----    ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                   NEOSHO SAVINGS AND LOAN ASSOCIATION, F.A.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                SCHEDULE 13G/A

Item 1(a)   Name of Issuer:
            NS&L Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            111 East Main Street
            Neosho, Missouri 64850-0369

Item 2(a)   Name of Person Filing:
            Neosho Savings and Loan Association, F.A. Employee Stock Ownership Plan ("ESOP").

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            Same as Item 1 (b).

Item 2(c)   Citizenship:  See Row 4 of page 2.

Item 2(d) Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:  See the cover page

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

            This Schedule 13G/A is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by the trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of the said plan.

Item 4      Ownership

      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.

      (b)   Percent of Class: See Row 11 of the second part of the cover page.

      (c)   See Rows 5, 6, 7 and 8 of the second part of the cover page.

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Pursuant to Section 8.8 of the ESOP, Neosho Savings and Loan Association, F.A. has the power to direct the persons who receive dividends on shares held in the plan trust.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            This Schedule 13G/A is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by the trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

Item 9      Notice of Dissolution of Group.

            N/A



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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 7, 2001
                  --------------------------------------------
                                    (Date)

                               /s/ C.R. Butler
                  --------------------------------------------
                                 (Signature)

                                 C.R. Butler
                  Neosho Savings and Loan Association, F.A.,
                             as Plan Administrator
                  --------------------------------------------
                                   (Title)







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Exhibit A
---------


                      Identification of Members of Group
                      ----------------------------------

       Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The Plan Trustee shares voting and dispositive power with Neosho Savings and Loan Association, F.A. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Plan Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the Plan Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

       The Plan Trustee(s) and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a Plan Trustee or Plan sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the Plan's ownership within this Schedule 13G/A):

                          Direct Beneficial            Beneficial Ownership
      Name                   Ownership                 As Plan Participant
      ----                   ---------                 -------------------

George A. Henry               26,592                            0

Jon C. Genisio                30,952                            0

Ralph J. Haas                 13,192                            0














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